Sun Life Reports First Quarter 2022 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended March 31, 2022 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended March 31, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (May 11, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the first quarter ended March 31, 2022.
•Q1'22 reported net income of $858 million decreased 8% and underlying net income(1) of $843 million decreased 1% from Q1'21.
•Q1'22 reported EPS(2) was $1.46 and underlying EPS(1)(2) was $1.44.

"Sun Life delivered solid first quarter results driven by the strength of our diversified business model. We continue to deliver on our Purpose for Clients amidst a challenging economic environment and ongoing COVID-19 impacts. We saw our insurance and wealth sales grow this quarter, highlighting the value our Clients place on financial security and healthier lives, and we delivered strong long-term investment performance," said Kevin Strain, President and CEO of Sun Life. "Our capital position remained strong and we are pleased to announce a 4.5% increase in our dividend to $0.69 per common share, reflecting our confidence in meeting our medium-term financial goals."

Sun Life also announced the expansion of its strategic partnership with CIMB Niaga, a leading regional bank in Indonesia. This extended partnership will increase distribution and product offerings starting in 2025, and more importantly, help millions of people to access financial security solutions across all life stages.

	Quarterly results
Profitability	Q1'22	Q1'21
Reported net income - Common shareholders ($ millions)	858	937
Underlying net income ($ millions)(1)	843	850
Reported EPS ($)(2)	1.46	1.59
Underlying EPS ($)(1)(2)	1.44	1.45
Reported return on equity ("ROE")(1)	14.3%	16.9%
Underlying ROE(1)	14.0%	15.3%

Growth	Q1'22	Q1'21
Insurance sales ($ millions)(1)	799	730
Wealth sales and asset management gross flows ($ millions)(1)	57,887	65,962
Value of new business ("VNB") ($ millions)(1)	258	278
Assets under management ("AUM") ($ billions)(1)(3)	1,352	1,304

Financial Strength	Q1'22	Q1'21
LICAT ratios (at period end)(4)
Sun Life Financial Inc.	143%	141%
Sun Life Assurance(5)	123%	124%
Financial leverage ratio (at period end)(1)(6)	25.9%	22.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended March 31, 2022 ("Q1 2022 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)AUM is comprised of General Funds and Segregated Funds on our Statements of Financial Position, and other third-party assets managed by the Company ("other AUM"). For more details, see the Non-IFRS Financial Measures section in this document and in our Q1 2022 MD&A.
(4)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in this document. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(5)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(6)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest Group Inc. ("DentaQuest") acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2022    1

Financial and Operational Highlights - Quarterly Comparison (Q1 2022 vs. Q1 2021)
Our strategy is focused on key business segments, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales and asset management gross flows(1)
	Q1'22	Q1'21	change	Q1'22	Q1'21	change	Q1'22	Q1'21	change	Q1'22	Q1'21	change
Canada	263	405	(35)%	298	285	5%	332	233	42%	4,939	4,435	11%
U.S.	169	211	(20)%	118	171	(31)%	148	154	(4)%	—	—	—
Asset Management	308	230	34%	326	291	12%	—	—	—	49,427	58,231	(15)%
Asia	161	198	(19)%	152	159	(4)%	319	343	(7)%	3,521	3,296	7%
Corporate	(43)	(107)	nm(2)	(51)	(56)	nm(2)	—	—	—	—	—	—
Total	858	937	(8)%	843	850	(1)%	799	730	9%	57,887	65,962	(12)%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q1 2022 MD&A.
(2)Not meaningful.

Reported net income of $858 million decreased $79 million or 8% from prior year, driven by less favourable market-related impacts, partially offset by a Q1'21 restructuring charge and lower fair value changes on MFS' share-based payment awards.(1) Underlying net income of $843 million(2) was down slightly, driven by broad-based business growth, higher investment gains and lower Corporate expenses, offset by unfavourable mortality and disability which included impacts from COVID-19, and lower available-for-sale ("AFS") gains.
Canada: A leader in insurance and asset management
Canada reported net income of $263 million decreased $142 million or 35% from prior year, primarily reflecting changes in interest rates and lower equity markets, partially offset by an increase in the value of real estate investments and an increase in underlying net income of $13 million. Underlying net income of $298 million increased 5%, driven by business growth and new business gains.

Experience in the quarter consisted of higher investment gains, partially offset by morbidity reflecting longer durations for disability claims, and unfavourable credit impacts.

Canada insurance sales were $332 million, up 42% year-over-year, driven by large case group benefits sales in Sun Life Health. Canada wealth sales were $5 billion, up 11%, driven by defined contribution sales in Group Retirement Services ("GRS"), partially offset by individual wealth sales.

Aligned with our Purpose to help Clients achieve lifetime financial security, we launched Prospr by Sun Life, a hybrid advice solution combining a best-in-class digital platform with a team of licensed advisors, to meet Canadians' personalized and holistic financial planning needs. Prospr by Sun Life makes it easier for Canadians to select, prioritize and track their goals all in one place.

U.S.: A leader in health and benefits
U.S. reported net income of $169 million decreased $42 million or 20% from prior year, reflecting a $53 million decrease in underlying net income. Underlying net income of $118 million decreased 31%, driven by mortality and morbidity, partially offset by business growth.

In the first quarter, COVID-19 impacts of US$30 million ($39 million) were largely driven by elevated group life mortality. Earnings for the quarter also reflected higher long-term disability claims in Group Benefits, offset by higher medical stop-loss margins and investment gains. The trailing four-quarter after-tax profit margin for Group Benefits(3) was 4.9% as of Q1'22 (Q1'21 - 8.1%).

U.S. insurance sales were $148 million, down 4% year-over-year, reflecting a large employee benefits case sale in the prior year, largely offset by a 56% increase in medical stop-loss sales.

During Q1, we launched Benefits Explorer, an interactive platform designed to provide employees with personalized, live educational content and customized tools to help them make well-informed benefits decisions. We also continued to invest in our dental business and digital capabilities by partnering with Teledentistry.com. The service offers members 24/7 virtual access to dental providers, making it easier to get dental care and advice in emergencies while traveling or during evenings and weekends. This complements the recent announcement of our intention to acquire DentaQuest Group Inc. ("DentaQuest"), one of the largest providers of dental benefits in the U.S., and their mission to make oral health accessible to all.

(1)MFS Investment Management ("MFS").
(2)Refer to section C - Profitability in the Q1 2022 MD&A for more information about experience-related items and the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.
(3)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1 2022 MD&A.
2    Sun Life Financial Inc.     First Quarter 2022        EARNINGS NEWS RELEASE

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management reported net income of $308 million increased $78 million or 34% from prior year, driven by lower fair value changes on MFS' share-based payment awards and an increase in underlying net income of $35 million. Underlying net income of $326 million increased 12%, driven by higher results in MFS and SLC Management.

Asset Management ended Q1'22 with $981 billion in AUM, consisting of $796 billion (US$637 billion) in MFS and $185 billion in SLC Management. Total Asset Management net outflows of $2 billion in Q1'22 reflected MFS net outflows of approximately $7 billion (US$5 billion), largely offset by SLC Management net inflows of approximately $5 billion.

The MFS pre-tax net operating profit margin(1) was 39% for Q1'22, consistent with prior year. The SLC Management fee-related earnings margin(1)(2) was 23%, down from 26%.

Through its collective expertise, long-term investing philosophy and active risk management, MFS continues to deliver on its consistent track record as a top-performing active asset manager. For 2021, MFS ranked in the top 10(3) for its 5- and 10-year performance across its U.S. fund line up, marking the 13th time in the last 14 years that MFS has achieved this recognition.

During Q1, Crescent Capital Group LP ("Crescent") closed its third U.S. Direct Lending Fund, raising approximately US$6 billion, more than double the size of the predecessor fund. WELPUT(4), a fund managed by BentallGreenOak ("BGO"), won the 2022 Pension Real Estate Association ("PREA") Closed-End Fund ESG Award. In addition, SLC Management, and its affiliates, BGO and Crescent, have become founding signatories to the CFA Institute’s recently launched Diversity, Equity, and Inclusion ("DEI") Code in the U.S. and Canada.

Asia: A regional leader focused on fast-growing markets
Asia reported net income of $161 million decreased $37 million or 19% from prior year, reflecting less favourable market-related impacts. Underlying net income of $152 million decreased $7 million or 4%, reflecting new business strain in Hong Kong largely driven by lower sales as a result of COVID-19 restrictions, partially offset by experience-related items.

Experience in the quarter included higher investment gains, partially offset by higher mortality mainly in International, related to a small number of large claims. Foreign exchange translation led to a $5 million decline in reported net income and underlying net income.

Asia insurance sales were $319 million, down 7% year-over-year, reflecting lower sales in Hong Kong, partially offset by sales growth in India and Singapore. Asia wealth sales were $4 billion, up 7%, driven by higher sales in the Philippines and India, partially offset by lower sales in Hong Kong.

We continue to expand our distribution channels across Asia to better service Clients in our fast-growing markets. In Indonesia, we announced the expansion of our existing bancassurance partnership with CIMB Niaga, Indonesia's second largest privately-owned bank(5). Sun Life will be the provider of all insurance solutions to the bank's seven million customers, across all channels, starting in 2025 through 2039.

Corporate
Corporate reported net loss of $43 million improved $64 million from prior year, as Q1'21 included a restructuring charge of $57 million. Underlying net loss of $51 million improved by $5 million.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q1 2022 MD&A.
(2)Based on a trailing 12-month basis.
(3)Barron's 2021 Fund Family rankings.
(4)West End of London Property Unit Trust.
(5)Based on total assets, as at December 31, 2021.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2022    3

Earnings Conference Call
The Company's Q1'22 financial results will be reviewed at a conference call on Thursday, May 12, 2022, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q1 2023 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll‑free within North America) using Conference ID: 6588671. A replay of the conference call will be available from Thursday, May 12, 2022 at 1:00 p.m. ET until 1:00 p.m. ET on Thursday, May 26, 2022 by calling 404-537-3406 or 1-855-859-2056 (toll‑free within North America) using Conference ID: 6588671.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Yaniv Bitton
Director, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 226-751-2391	Tel: 416-979-6496
krista.wilson@sunlife.com	yaniv.bitton@sunlife.com

4    Sun Life Financial Inc.     First Quarter 2022        EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in Q1 2022 MD&A under the heading M - Non-IFRS Financial Measures, in our annual MD&A under the heading L - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i)fair value adjustments on MFS' share-based payment awards that are settled with MFS’ own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’ results with publicly traded asset managers in the United States;
ii)acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods;
iii)certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; and
iv)other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results
($ millions, unless otherwise noted)	Q1'22	Q1'21
Reported net income - Common shareholders	858	937
Market-related impacts
Equity market impacts
Impacts from equity market changes	(24)	67
Basis risk impacts	22	5
Equity market impacts	(2)	72
Interest rate impacts(1)
Impacts of interest rate changes	(57)	161
Impacts of credit spread movements	40	(8)
Impacts of swap spread movements	(13)	(12)
Interest rate impacts	(30)	141
Impacts of changes in the fair value of investment properties	70	(4)
Less: Market-related impacts	38	209
Less: Assumption changes and management actions	1	(4)
Other adjustments
Fair value adjustments on MFS' share-based payment awards	(3)	(44)
Acquisition, integration and restructuring(2)(3)	(21)	(74)
Less: Total of other adjustments	(24)	(118)
Underlying net income	843	850
Reported EPS (diluted) ($)	1.46	1.59
Less: Market-related impacts ($)	0.06	0.37
Assumption changes and management actions ($)	—	(0.01)
Fair value adjustments on MFS' share-based payment awards ($)	—	(0.08)
Acquisition, integration and restructuring ($)	(0.04)	(0.13)
Impact of convertible securities on diluted EPS ($)	—	(0.01)
Underlying EPS (diluted) ($)	1.44	1.45

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our SLC affiliates, BentallGreenOak, InfraRed Capital Partners and Crescent Capital Group LP, which include the unwinding of the discount for Other financial liabilities of $16 million in Q1'22 (Q1'21 - $14 million).
(3)The restructuring charge of $57 million in Q1'21 related to our strategy for our workspace and redefining the role of the office.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     First Quarter 2022    5

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results
($ millions, unless otherwise noted)	Q1'22	Q1'21
Reported net income - Common shareholders (after-tax)	858	937
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	193	380
Assumption changes and management actions	1	(6)
Other adjustments(1)	(26)	(144)
Total underlying net income adjustments (pre-tax)	168	230
Less: Taxes related to underlying net income adjustments(1)	(153)	(143)
Underlying net income (after-tax)	843	850

(1)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM.

Other AUM is composed of retail, institutional and other-third party assets, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Effective January 1, 2022, certain components of Other AUM were renamed to "Retail" and "Institutional and managed funds" to align with market naming conventions. Previously, these components were referred to as Mutual funds and Managed funds, respectively, in our interim and annual MD&A. While labeling changes have modified certain terminology, the composition of these components has not been affected.

	Quarterly results
($ millions)	Q1'22	Q1'21
General fund assets	196,685	190,072
Segregated funds	133,496	127,341
Other AUM	1,021,972	986,833
Total assets under management	1,352,153	1,304,246

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section C - Profitability in the Q1 2022 MD&A.

Note 5.A of the Interim Consolidated Financial Statements for the period ended March 31, 2022 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results
($ millions)	Q1'22	Q1'21
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	5	(8)
Less: Participating policyholders(1)	4	(4)
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	1	(4)
Less: Tax	—	(2)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	1	(2)
Add: Management actions (after-tax)(2)	—	(2)
Other (after-tax)(3)	—	—
Assumption changes and management actions (after-tax)(4)(5)	1	(4)

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was $nil in Q1'22 (Q1'21 - a decrease of $2 million).
(3)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities, and the pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil in Q1'22 (Q1'21 - $nil).
(4)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(5)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q1 2022 MD&A.

6    Sun Life Financial Inc.     First Quarter 2022        EARNINGS NEWS RELEASE

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at March 31, 2022	As at December 31, 2021
Cash, cash equivalents & short-term securities	2,310	2,383
Debt securities(1)	1,576	1,421
Equity securities(2)	834	861
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)(3)	4,720	4,665
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest

3. Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q1'22
($ millions)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	263	169	308	161	(43)	858
Less: Market-related impacts (pre-tax)(1)	123	60	—	9	1	193
ACMA (pre-tax)	(11)	11	—	1	—	1
Other adjustments (pre-tax)(1)(2)	—	(6)	(19)	(1)	—	(26)
Tax expense (benefit) on above items(2)	(147)	(14)	1	—	7	(153)
Underlying net income (loss)	298	118	326	152	(51)	843
	Q1'21
Reported net income (loss) - Common shareholders	405	211	230	198	(107)	937
Less: Market-related impacts (pre-tax)(1)	288	55	—	36	1	380
ACMA (pre-tax)	(6)	(5)	—	3	2	(6)
Other adjustments (pre-tax)(1)(2)	—	—	(66)	—	(78)	(144)
Tax expense (benefit) on above items(2)	(162)	(10)	5	—	24	(143)
Underlying net income (loss)	285	171	291	159	(56)	850
(1)For a breakdown of this adjustment made to arrive at a non-IFRS financial measure, see the heading Underlying Net Income and Underlying EPS.
(2)Effective January 1, 2022, there was a change in presentation for the fair value adjustments on MFS' share-based payment awards. We have updated prior periods to reflect this change in presentation. The post-tax basis presentation was not affected.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to the expansion of our bancassurance partnership with CIMB Niaga; (iii) relating to our intention to acquire DentaQuest; (iv) relating to our growth initiatives and other business objectives; (v) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in Q1 2022 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with
IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to purchase DentaQuest that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction and the dedication of our and DentaQuest's resources to completing the transaction. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

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The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2022, Sun Life had total assets under management of $1.35 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
8    Sun Life Financial Inc.     First Quarter 2022        EARNINGS NEWS RELEASE